Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three Months Ended March 31,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004

Earnings to cover Fixed Charges and Preferred Stock Dividends:

Income (loss) before Income Tax	5,198,879	18,758,010	11,029,993	6,476,679	1,473,039	(161,768)

Fixed Charges
Interest expense, net capitalized interest	168,869	995,578	-	-	-	-
Amortization of discount on senior notes, net of capitalized portion	170,712	1,004,677	-	-	-	-
Amortization of deferred offering costs, net of capitalized portion	38,578	227,989	-	-	-	-
Interest expense capitalized into construction	858,379	1,932,931	-	-	-	-
Fixed Charges Total	1,236,538	4,161,175	-	-	-	-

Preferred stock dividend requirements	-	-	-	-	-	-

Earnings, as defined	6,104,286	22,150,871	11,029,993	6,476,679	1,473,039	(161,768)

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends, as defined	4.94	5.32	-	-	-	-